EXHIBIT 99.1

Brookfield Infrastructure Reports Solid First Quarter 2025 Results

BROOKFIELD, News, April 30, 2025 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the first quarter ended March 31, 2025.

“We delivered solid financial results during the quarter, underpinned by our strong balance sheet and growing cash flow that is highly contracted and indexed to inflation,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We expect to deliver strong performance through economic uncertainty and market cycles, with some of our best investment opportunities materializing during these types of periods.”

	For the three months ended March 31
US$ millions (except per unit amounts), unaudited[1]	2025	2024
Net income[2]	$125	$170
– per unit[3]	$0.04	$0.10
FFO[4]	$646	$615
– per unit[5]	$0.82	$0.78

Brookfield Infrastructure reported net income of $125 million for the three-month period ended March 31, 2025 compared to $170 million in the prior year. Current quarter results benefited from strong organic  growth within our businesses and realized gains on the sale of mature and de-risked assets. This result was partially offset by higher borrowing costs and mark to market losses on our corporate hedging activities, which contributed gains in the prior period.

Funds from operations (FFO) for the first quarter was $646 million, a 5% increase over the prior year period. The increase was driven by strong inflation indexation, higher revenues across our critical infrastructure networks, the commissioning of over $1.3 billion of new capital from our capital backlog and the contribution from tuck-in acquisitions completed in the last year. Results also benefited from increasing utilization at our midstream assets and strong new contracting within our data center business. These results were partially offset by the impact of foreign exchange, higher borrowing costs and the foregone income associated with our capital recycling initiatives completed last year.

Segment Performance

The following table presents FFO by segment:

	For the three months ended March 31
US$ millions, unaudited[1]	2025	2024
FFO by segment
Utilities	$192	$190
Transport	288	302
Midstream	169	170
Data	102	68
Corporate	(105)	(115)
FFO[4]	$646	$615

The utilities segment generated FFO of $192 million, slightly ahead of the prior year. FFO would have increased 13% year-over-year when normalized for currency impacts and capital recycling activities at our Brazilian regulated gas transmission business in the first quarter of last year. This reflects the inflationary benefits embedded within our portfolio and the contribution from $450 million of capital commissioned into rate base.

FFO for the transport segment was $288 million, compared to $302 million in the prior year period. After normalizing for the impact of foreign exchange, most notably the depreciation of the Brazilian real, results for the segment were in line with the prior period. Despite experiencing some volume contraction across our rail and ports businesses, the impact was largely offset by record utilization levels at our global intermodal logistics operation, as well as higher volumes and rates at our toll roads of 6% and 4%, respectively.

Our midstream segment generated FFO of $169 million, which was 8% higher over the prior year period on a comparable basis when adjusting for the impact of capital recycling initiatives and foreign exchange. The growth reflects strong volumes and higher pricing across our midstream assets, particularly for marketed products at our Canadian diversified midstream operation. We continue to see elevated activity levels across our networks more generally, which is driving strong asset utilization and new commercial opportunities.

The data segment generated FFO of $102 million, representing a step change increase of 50% compared to last year. The increase is attributable to strong organic growth within our data center platforms and contribution from the tuck-in acquisition of a tower portfolio in India that closed in the third quarter of 2024.

Update on Strategic Initiatives

Market conditions to start the year were highly supportive of transaction activity. We secured $1.4 billion of sale proceeds, concluding five advanced sale processes totaling approximately $1.2 billion in proceeds net to BIP, as well as approximately $200 million from the sale of financial assets.

This month we signed an agreement to exit our Australian container terminal operation, which will result in proceeds of $1.2 billion (approximately $0.5 billion net to BIP). Following the take-private of the business in 2016, we hired a new management team who successfully ran the business through our nine-year ownership period. During this time the business more than doubled its EBITDA and is now the largest and lowest-cost container terminal operator in the Australian market. Reflecting the quality of the business, our exit multiple is approximately 18x EBITDA and we generated a strong IRR of 17% and a nearly 4x multiple of capital. Closing of the transaction is expected in the second half of the year, subject to customary closing conditions.

Also during the quarter, we completed the sale of a minority stake in a portfolio of fully contracted containers within our global intermodal logistics operation to a financial investor for $440 million (over $120 million net to BIP). This inaugural sale of de-risked and contracted assets provides a framework to replicate with buyers attracted to long-duration and stable cash flow.

We remain on track to close the remaining three asset sales later this year, which includes:

  The final 25% interest in a U.S. gas pipeline generating net proceeds of $400 million to BIP. When combined with the previous financing, total proceeds from the sale were over $900 million and crystallized an attractive 18% IRR and a 3x multiple of capital on our investment since 2015. This transaction is expected to close in May.
  A non-core data center site is on track to close in the second half of 2025, generating approximately $400 million in net proceeds (over $60 million net to BIP).
  The initial 30% interest in a 244-megawatt portfolio of operating sites at our European hyperscale data center platform. We expect to generate over $90 million of net to BIP proceeds, with closing in Q3 2025. We are also progressing the sale of up to a 60% stake in the portfolio, which we hope to sign in the coming months and would add up to $190 million of proceeds at our share.

We are encouraged by the early results of our capital recycling program. Following the additional data center stake sale, we will have secured approximately $1.6 billion in proceeds so far this year.

At the same time, our new investments pipeline remains robust and we expect it will continue to grow, particularly if market uncertainty persists, unlocking greater investment opportunities for well-capitalized and value-based investors like ourselves. Most recently we secured the $9 billion acquisition of Colonial, which operates the largest refined products pipeline system in the U.S. that spans 5,500 miles between Texas and New York. This acquisition checks all the boxes with respect to our established energy investment criteria:

  Strong utilization with a competitive market position: Colonial represents a rare opportunity to invest in a high-quality energy infrastructure asset that forms part of the backbone of the U.S. economy. The pipeline system has maintained consistently high utilization of almost 90% for the past 25 years and serves a diverse customer base of over 200 primarily investment-grade customers along the U.S. East Coast.
  Acquire for value, generally well below replacement cost: We acquired Colonial at a transaction multiple of approximately 9x EBITDA. Simultaneously, we exited our U.S. natural gas pipeline at several turns higher.
  Highly cash generative to provide a quick return of capital: Colonial has a mid-teen going-in cash yield that is expected to increase over time, resulting in a seven-year payback period for our invested capital.
  Minimal value paid for growth or opportunity to transition the asset: The value we paid is largely for the in-place assets, with conservative assumptions around terminal value and utilization profile over time. The cash flow profile for this business is highly stable and resilient, supported by a transparent regulatory framework and direct inflation-linkage.

We believe we were successful in acquiring the business due to the large scale of the transaction, sellers’ confidence in our ability to close, and proven track record of operating critical energy infrastructure assets safely and reliably. BIP’s equity investment is expected to be $500 million, which represents approximately 15% of the total equity investment, alongside our institutional partners, with transaction closing expected in the second half of the year and subject to customary closing conditions.

Distribution and Dividend Declaration

The Board of Directors of BIP declared a quarterly distribution in the amount of $0.43 per unit, payable on June 30, 2025 to unitholders of record as at the close of business on May 30, 2025. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 9 and Series 11 has been declared, which will also be payable on June 30, 2025 to holders on May 30, 2025. The Series 13 and Series 14 regular quarterly dividends have also been declared and will be payable on June 16, 2025 to holders on May 30, 2025. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.43 per share, also payable on June 30, 2025 to shareholders of record as at the close of business on May 30, 2025.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s First Quarter 2025 Results, as well as Letter to Unitholders and Supplemental Information, under the Investor Relations section at https://bip.brookfield.com.

To participate in the Conference Call today at 9:00am EST, please pre-register at https://register-conf.media-server.com/register/BIf22ddf021a354b1e8d2766943607256d. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/5y2sz3ed/.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager, headquartered in New York with over $1 trillion of assets under management. For more information, go to https://www.brookfield.com.

Contact Information

Media:	Investors:
John Hamlin	Stephen Fukuda
Director	Senior Vice President
Communications	Corporate Development & Investor Relations
Tel: +44 204 557 4334	Tel: +1 416 956 5129
Email: john.hamlin@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 11 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2025 was 461.9 million (2024: 461.4 million).
  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. FFO includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 9 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three-month period ended March 31, 2025 was 792.3 million (2024: 792.0 million).
Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	March 31, 2025	Dec. 31, 2024

Assets
Cash and cash equivalents	$1,463	$2,071
Financial assets	117	255
Property, plant and equipment and investment properties	56,550	55,910
Intangible assets and goodwill	28,967	28,622
Investments in associates and joint ventures	5,517	5,672
Assets held for sale	743	1,958
Deferred income taxes and other	10,298	10,102
Total assets	$103,655	$104,590

Liabilities and partnership capital
Corporate borrowings	$4,727	$4,542
Non-recourse borrowings	46,027	46,552
Financial liabilities	2,870	2,780
Liabilities held for sale	519	1,209
Deferred income taxes and other	19,737	19,654

Partnership capital
Limited partners	4,585	4,704
General partner	26	27
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,876	1,926
Exchangeable units/shares[1]	1,378	1,417
Perpetual subordinated notes	293	293
Interest of others in operating subsidiaries	20,699	20,568
Preferred unitholders	918	918
Total partnership capital	29,775	29,853
Total liabilities and partnership capital	$103,655	$104,590

1.  Includes non-controlling interest attributable to BIPC exchangeable shares and class A.2 exchangeable shares, BIPC exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended March 31
US$ millions, except per unit information, unaudited	2025	2024

Revenues	$5,392	$5,187
Direct operating costs	(3,964)	(3,913)
General and administrative expense	(97)	(97)
	1,331	1,177
Interest expense	(899)	(794)
Share of earnings from associates and joint ventures	123	41
Mark-to-market (losses) gains	(126)	4
Other income	249	398
Income before income tax	678	826
Income tax (expense) recovery
Current	(190)	(162)
Deferred	38	150
Net income	526	814
Non-controlling interest of others in operating subsidiaries	(401)	(644)
Net income attributable to partnership	$125	$170

Attributable to:
Limited partners	$26	$56
General partner	80	74
Non-controlling interest
Redeemable partnership units held by Brookfield	12	23
Exchangeable units/shares[1]	7	17
Basic and diluted gains per unit attributable to:
Limited partners[2]	$0.04	$0.10

  Includes non-controlling interest attributable to BIPC exchangeable shares and class A.2 exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2025 was 461.9 million (2024: 461.4 million).
Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended March 31
US$ millions, unaudited	2025	2024

Operating activities
Net income	$526	$814
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	141	13
Depreciation and amortization expense	960	936
Mark-to-market, provisions and other	(148)	(353)
Deferred income tax recovery	(38)	(150)
Change in non-cash working capital, net	(573)	(419)
Cash from operating activities	868	841

Investing activities
Net proceeds (investments in) from:
Operating assets	431	(658)
Long-lived assets	(798)	(1,483)
Financial assets	235	23
Net settlements of foreign exchange contracts	(2)	5
Other investing activities	30	(46)
Cash used by investing activities	(104)	(2,159)

Financing activities
Distributions to limited and general partners	(437)	(411)
Net borrowings (repayments):
Corporate	186	86
Subsidiary	(563)	3,529
Partnership units issued	2	3
Net capital provided to non-controlling interest	(415)	(1,637)
Lease liability repaid and other	(175)	(513)
Cash (used by) from financing activities	(1,402)	1,057

Cash and cash equivalents
Change during the period	$(638)	$(261)
Cash reclassified as held for sale	(39)	—
Impact of foreign exchange and other on cash	69	(16)
Balance, beginning of period	2,071	1,857
Balance, end of period	$1,463	$1,580

Brookfield Infrastructure Partners L.P.
Reconciliation of Net Income to Funds from Operations

	For the three months ended March 31
US$ millions, unaudited	2025	2024

Net income	$526	$814
Add back or deduct the following:
Depreciation and amortization	960	936
Share of earnings from investments in associates and joint ventures	(123)	(41)
FFO contribution from investments in associates and joint ventures[1]	234	225
Deferred tax recovery	(38)	(150)
Mark-to-market losses (gains)	126	(4)
Other income[2]	(132)	(309)
Consolidated Funds from Operations	$1,553	$1,471
FFO attributable to non-controlling interests[3]	(907)	(856)
FFO	$646	$615

  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Other income corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.
Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended March 31
US$, unaudited	2025	2024

Earnings per limited partnership unit[1]	$0.04	$0.10
Add back or deduct the following:
Depreciation and amortization	0.54	0.54
Deferred taxes and other items	0.24	0.14
FFO per unit[2]	$0.82	$0.78

  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2025 was 461.9 million (2024: 461.4 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three-month period ended March 31, 2025 was 792.3 million (2024: 792.0 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses FFO per unit as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports First Quarter 2025 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today declared a quarterly dividend in the amount of $0.43 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on June 30, 2025 to shareholders of record as at the close of business on May 30, 2025. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”) on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at https://sec.gov or on SEDAR+ at https://sedarplus.ca.

Results

The net income of BIPC is captured in the Partnership’s financial statements and results.

BIPC reported net income of $762 million for the three-month period ended March 31, 2025, compared to net income of $197 million in the prior year. After removing the impact of the revaluation on our own Shares that are classified as liabilities under IFRS and the impact of foreign exchange on loans with BIP denominated in Canadian dollars, underlying earnings were over 150% higher than the prior year. Current period results benefited from inflation-indexation across our businesses, capital commissioned into rate base at our U.K. regulated distribution business and a gain recognized on our global intermodal logistics operation’s sale of its 33% interest in a portfolio of fully contracted containers. These benefits were partially offset by higher financing costs particularly due to an increase in interest rates on our variable rate non-recourse borrowings in Brazil, as well as an increase in dividends paid on our exchangeable shares that are classified as interest expense, resulting from the 6% increase in our quarterly dividend compared to the prior year.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	March 31, 2025	Dec. 31, 2024

Assets
Cash and cash equivalents	$274	$674
Due from Brookfield Infrastructure	1,712	1,278
Property, plant and equipment	12,718	12,572
Intangible assets	3,046	2,892
Investments in associates	605	—
Goodwill	1,644	1,609
Assets held for sale	—	1,958
Deferred tax asset and other	2,571	2,604
Total assets	$22,570	$23,587

Liabilities and equity
Accounts payable and other	$956	$994
Loans payable to Brookfield Infrastructure	102	102
Shares classified as financial liability	4,337	4,644
Non-recourse borrowings	12,056	12,178
Liabilities held for sale	—	1,209
Deferred tax liabilities and other	2,297	2,238

Equity
Equity in net assets attributable to the Partnership	(840)	(1,253)
Non-controlling interest	3,662	3,475
Total equity	2,822	2,222
Total liabilities and equity	$22,570	$23,587

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

	For the three months ended March 31
US$ millions, unaudited	2025	2024

Revenues	$929	$902
Direct operating costs	(355)	(339)
General and administrative expenses	(19)	(18)
	555	545

Interest expense	(273)	(239)
Remeasurement of shares classified as financial liability	307	37
Mark-to-market and other	268	(47)
Income before income tax	857	296
Income tax (expense) recovery
Current	(117)	(101)
Deferred	22	2
Net income	$762	$197

Attributable to:
Partnership	$389	$28
Non-controlling interest	373	169

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

	For the three months ended March 31
US$ millions, unaudited	2025	2024

Operating activities
Net income	$762	$197
Adjusted for the following items:
Depreciation and amortization expense	195	195
Mark-to-market and other	(259)	45
Remeasurement of shares classified as financial liability	(307)	(37)
Deferred income tax expense	(22)	(2)
Change in non-cash working capital, net	(126)	(120)
Cash from operating activities	243	278

Investing activities
Disposal of subsidiaries, net of cash disposed	431	—
Purchase of long-lived assets, net of disposals	(74)	(97)
Other investing activities	(389)	31
Cash used by investing activities	(32)	(66)

Financing activities
Net capital provided to non-controlling interest	(151)	(1,363)
Net (repayments) borrowings	(470)	957
Other financing activities	(36)	18
Cash used by financing activities	(657)	(388)

Cash and cash equivalents
Change during the period	$(446)	$(176)
Impact of foreign exchange on cash	46	(8)
Balance, beginning of period	674	539
Balance, end of period	$274	$355